Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246

For Immediate Release

FOX SPORTS CHOOSES RRSAT FOR DISTRIBUTION
 TO EUROPE, THE MIDDLE EAST & AFRICA

RE’EM – March 15, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed a distribution agreement with FOX Sports, a leading sports channel and a division of the FOX Broadcasting Company. FOX Sports, the flagship network of the FOX Sports Television Group, is America’s top-rated network for sports for 13 straight years (1997-2009), FOX Sports boasts rights agreements with each of the United States’s highest-rated sports.

Distribution of FOX Sports via the Eurobird-9 satellite in MPEG-4 format provides the FOX Sports Television Group with increased, yet cost-effective, coverage within Europe, the Middle East and Africa, and with the possibility to add HD format in the future.

"We are proud that a major and leading sports channel, such as FOX Sports, chose RRsat to expand its distribution of leading US sports into Europe and the Middle East,” commented Lior Rival, Vice President, Sales and Marketing of RRsat. “We believe the fact that FOX Sport's decision to expand their relationship with us, testifies their satisfaction with our existing services. We believe our expanding relationship with FOX could lead to significant additional business with FOX in the future. In addition, with this agreement, RRsat will be increasing the highly successful SD feed already being distributed to Israeli television operators with a parallel HD feed.”

“As one of the leading providers of sports coverage in the United States, we have a global audience and distribution is a key and an uncompromising undertaking for us,” commented Julio R. Sobral, SVP Broadcast Operations of Fox International Channels. “In RRsat, we have found a partner that is more than capable, and our work with them so far has met and even exceeded our expectations. We look forward to a long and fruitful relationship with RRsat, as we continually build our global audience of sports enthusiasts through them.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning FOX Sports and the FOX Broadcasting Company is based on information published by FOX Sports and the FOX Broadcasting Company and has not been independently verified by RRsat.